SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                                (Amendment No. )1


                       Meridian Medical Technologies, Inc.

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                    589658103

                                 (CUSIP Number)

                                   May 1, 1998

             (Date of Event Which Requires Filing of this Statement)



 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [X] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)


                                Page 1 of 5 Pages



--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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                                                           Page 2 of 5 Pages

CUSIP No.:  589658103

1.  NAMES OF REPORTING PERSONS:
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

    Nomura Holding America Inc. (I.R.S. I.D. No. 133518229)

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a)[ ] (b)[X]

3.  SEC USE ONLY:

4.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER:        204,770

6.  SHARED VOTING POWER:      0

7.  SOLE DISPOSITIVE POWER:   204,770

8.  SHARED DISPOSITIVE POWER: 0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:   204,770

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  6.4%

12. TYPE OF REPORTING PERSON:  CO

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                                                          Page 3 of 5 Pages

Item 1(a).  Name of Issuer:

            Meridian Medical Technologies, Inc. (the "Company")

Item 1(b).  Address of Issuer's Principal Executive Offices:

            10240 Old Columbia Road
            Columbia, Maryland  21046

Item 2(a).  Name of Person Filing:

            Nomura Holding America Inc.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            2 World Financial Center, Building B
            New York, N.Y.  10281-1198

Item 2(c).  Citizenship:

            Nomura Holding America Inc. is a United States corporation organized under the laws of the State of Delaware.

Item 2(d).  Title of Class of Securities:

            This statement relates to the Company's Common Stock, par value $0.10 per share (the "Common Stock").

Item 2(e).  CUSIP Number:

            589658103

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

      (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

      (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

      (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

      (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

      (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

      (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

      (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

      (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;
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                                                          Page 4 of 5 Pages

      (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

      (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

    If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]


Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned: 204,770.

      (b)   Percent of class: 6.4%.

      (c)   Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote 204,770,

            (ii)  Shared power to vote or to direct the vote 0,

            (iii) Sole power to dispose or to direct the disposition of 204,770,

            (iv)  Shared power to dispose or to direct the disposition of 0.

INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security SEE Rule 13d-3(d)(1).

Item 5.      Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ].

INSTRUCTION.  Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         Not applicable.

Item 7.  Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

         Not applicable.


Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group:

         Not applicable.
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                                                           Page 5 of 5 Pages

Item 10.  Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 5, 1998


                                         NOMURA HOLDING AMERICA INC.

                                         By: /s/ Howard Gellis
                                             ------------------
                                             Name:  Howard Gellis
                                             Title: Attorney-in-Fact


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                                                                       EXHIBIT A
                               POWER OF ATTORNEY

          KNOW ALL PERSONS BY THESE PRESENTS that Nomura Holding America Inc. ("NHA") does hereby make, constitute and appoint Howard Gellis and Salvatore Genitle of Nomura Securities International, Inc., 2 World Financial Center, Building B, New York, New York 10281, and each of them, its true and lawful attorneys with full power of substitution to execute and deliver in its name and on its behalf such agreements, instruments and other papers or documents, and to undertake such actions, as they or he may determine to be necessary or appropriate in connection with the purchase by NHA of (a) up to $15,000,000 in aggregate principal amount of 12.0% Senior Subordinated Notes, due 2005, of Meridian Medical Technologies, Inc. (the "Company") and (b) Warrants to purchase 4.5% of the common stock, on a fully diluted basis, of the Company (such determination to be conclusively evidenced by such execution and delivery), granting unto said attorneys-in-fact, and unto each of them, full power of authority to act in the premises as fully and to all intents and purposes as NHA might or could do if personally present by one of its officers, hereby ratifying and confirming all that said attorneys-in-fact, and each of them, shall lawfully do or cause to be done by virtue hereof.

          IN WITNESS WHEREOF, the undersigned has duly subscribed these presents this 26th day of March, 1998.

                                        NOMURA HOLDING AMERICA INC.


                                        By:/S/ MARK MCGAULEY
                                           Name: Mark McGauley
                                           Title:  Chief Operating Officer